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                                                                     EXHIBIT 2.2

                                 AMENDMENT NO. 1
                                       TO
                          AGREEMENT AND PLAN OF MERGER

         This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (the "AMENDMENT") is made and entered into as of September 22, 2003 by and among Informatica Corporation, a Delaware corporation ("PARENT"), Stopwatch Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), Striva Corporation, a Delaware corporation (the "COMPANY"), and Pete Sinclair (the "STOCKHOLDER REPRESENTATIVE" and together with Parent, Merger Sub and the Company, the "PARTIES"). Capitalized terms used herein, unless otherwise defined herein, shall have the meanings assigned to them in the Merger Agreement (as defined below).

                                    RECITALS

         A. The Parties entered into an Agreement and Plan of Merger dated as of September 11, 2003 (the "MERGER AGREEMENT").

         B. Pursuant to Section 8.3 of the Merger Agreement, the Merger Agreement may be amended at any time only by execution of an instrument in writing signed on behalf of each of the Parties.

         C. The Parties hereto desire to amend the Merger Agreement as set forth herein.

                                    AGREEMENT

         In consideration of the foregoing premises, the mutual covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

         1.       Amendments. The Merger Agreement shall be amended as follows:

                  1.1. Section 1.5(b) of the Merger Agreement shall be amended and restated in its entirety follows:

                  ""CASH COMPONENT OF THE COMMON STOCK CONSIDERATION" shall mean, for each share of Company Common Stock, Company Series A Preferred Stock and Company Series B Preferred Stock, the quotient of
         (i) the sum of (A) Twelve Million Dollars ($12,000,000), plus (B) the dollar value of the Series B Dividend, plus (C) if Parent elects pursuant to Section 1.6(h), the Cash Increment, divided by (ii) the Total Outstanding Participating Shares."

                  1.2. Section 1.5(d) of the Merger Agreement shall be amended and restated in its entirety follows:

                  ""CASH COMPONENT OF THE SERIES B CONSIDERATION" shall mean, for each share of Company Series B Preferred Stock, the difference of
         (i) the product of (A) $5.250525 multiplied by (B) the quotient of (1) Twenty Million Dollars ($20,000,000), divided by (2) the Preferred Preference, less (ii) the Per Share Series B Dividend."

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                  1.3.     Section 1.5 of the Merger Agreement shall be amended
to include the following definition of "Per Share Series B Dividend" immediately following the definition of "Option Exchange Ratio":

                  ""PER SHARE SERIES B DIVIDEND" shall mean, the quotient of (i) the Series B Dividend divided by (ii) the Total Outstanding Series B Preferred Shares."

                  1.4 Section 5.24 of the Merger Agreement shall be amended and restated in its entirety follows:

                  "Cash Dividend. Immediately prior to the Closing, the Company shall declare and pay a cash dividend in an amount not to exceed $7.2 million to the holders of the Company Series B Preferred Stock out of the Company's available cash balance (the "CASH DIVIDEND"); provided, however, that at least five (5) days prior to the Closing, Parent shall have reviewed and agreed with the calculation of such Cash Dividend; provided further, however, that Company shall declare and pay such Cash Dividend in compliance with applicable law, including applicable reporting and withholding requirements. To the extent that the Company's available cash balance immediately prior to the Closing is less than $7.2 million, then Parent agrees that it will provide a certain amount of cash to the holders of the Company Series B Preferred Stock equal to the difference between (a) $7.2 million less (b) the amount of available cash that is distributed to the holders of the Company Series B Preferred Stock as part of the Cash Dividend immediately prior to the Closing (the "GAP AMOUNT"). The Gap Amount will be paid by Parent to the holders of the Company Series B Preferred Stock within ninety (90) days following the Closing. Notwithstanding anything to the contrary herein, Parent and the Company agree that any and all Excess Transaction Expenses, as well as any and all costs associated with the Company's compliance with Section 5.19 shall be deducted from the Cash Dividend or Gap Amount otherwise payable to the holders of the Company Series B Preferred Stock (such amount that is actually paid or payable to the holders of the Company Series B Preferred Stock pursuant to this Section 5.24, the "SERIES B DIVIDEND")."

         2. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof; provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, other than issues involving the corporate governance of any of the parties hereto, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction and such process.

         3. Amendment Limited. Except as provided herein, each of the provisions of the Merger Agreement shall remain in full force and effect following the execution of this Amendment.

         4. Counterparts. This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

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         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their duly authorized respective officers as of the date first written above.

                                      INFORMATICA CORPORATION

                                      By: /s/ Earl E. Fry
                                          --------------------------------------
                                      Name: Earl E. Fry
                                      Title: Executive Vice President, Chief
                                             Financial Officer and Secretary

                                      STOPWATCH ACQUISITION CORPORATION

                                      By: /s/ Earl E. Fry
                                          --------------------------------------
                                      Name: Earl E. Fry
                                      Title: Chief Financial Officer

                                      STRIVA CORPORATION

                                      By: /s/ Michael S. Pliner
                                          --------------------------------------
                                      Name: Michael S. Pliner
                                      Title: Chief Executive Officer

                                      STOCKHOLDER REPRENSENTATIVE

                                      By: /s/ Peter A. Sinclair
                                          --------------------------------------
                                      Name: Peter A. Sinclair
                                      Title:
                                             -----------------------------------